東京青山・青木法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 JAN -5 A 9:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

07020110



December 28, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

SUPPL

**Re: File Number: 82-5233**

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Brief Explanation of Semi-annual Securities Report for the 31st Business Year dated December 26, 2006

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

PROCESSED
JAN 09 2007
THOMSON
FINANCIAL

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

Dlw 1/8

RECEIVED
2007 JAN -5 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-5233

Brief Explanation of
Semi-annual Securities Report for the 31st Business Year dated December 26, 2006

This information is Semi-annual Securities Report, so-called *Hanki Hokokusho,* which should be submitted by the reporting company whose shares are typically listed on the stock change in Japan to the relevant finance bureau no later than three months after the end of first half of each fiscal year pursuant to Article 24-5 of the Securities and Exchange Law of Japan. The purpose of this disclosure requirement is for investors to make proper and accurate judgment on the financial conditions and business performances of the reporting company.

The Semi-annual Securities Report includes financial statements for the first half of relevant fiscal year and other certain in formation which may be material to an investment decision.

The Semi-annual Securities Reports of BELLUNA CO., LTD. (the "Company") states the following information:

- As of September 30, 2006, the Company has eight consolidated subsidiaries. For the six months ended September 30, 2006, total consolidated net sales amounted to ¥58,796 million (¥56,359 million for the six months ended September 30, 2005) and non-consolidated net sales amounted to ¥49,040 million (¥46,395 million for the six months ended September 30, 2005).
- For the six months ended September 30, 2006, consolidated operating income amounted to ¥5,256 million (¥4,539 million for the six months ended September 30, 2005) and non-consolidated operating income amounted to ¥2,837 million (¥2,980 million for the six months ended September 30, 2005).
- For the six months ended September 30, 2006, consolidated net income amounted to ¥2,983 million (¥2,899 million for the six months ended September 30, 2005) and non-consolidated net income amounted to ¥1,877 million (¥2,050 million for the six months ended September 30, 2005). The Company mainly engaged in mail order business.
- As of September 30, 2006, the number of regular employees on a consolidated basis is totally 1,157.
- The consolidated total shareholders' equity of the Company was ¥ 61,970 million as of September 30, 2006.

- End -